Exhibit 99.1

NEWS RELEASE

Toronto, August 6, 2025

Triple Flag Increases Quarterly Dividend by 5%

Triple Flag Precious Metals Corp. (with its subsidiaries, “Triple Flag” or the “Company”) (TSX:TFPM, NYSE:TFPM) is pleased to announce that its Board of Directors has approved the declaration of a cash dividend of US$0.0575 per common share to be paid on September 15, 2025, to the shareholders of record at the close of business on September 2, 2025.

Triple Flag’s forward annualized dividend is now US$0.23 per common share, an increase of 5% versus the previous annualized dividend of US$0.22 per common share. This represents the Company’s fourth consecutive annual 5% increase of the quarterly dividend since its May 2021 initial public offering.

About Triple Flag Precious Metals

Triple Flag is a precious metals streaming and royalty company. We offer investors exposure to gold and silver from a total of 237 assets, consisting of 17 streams and 220 royalties, primarily from the Americas and Australia. These streams and royalties are tied to mining assets at various stages of the mine life cycle, including 30 producing mines and 207 development and exploration stage projects. Triple Flag is listed on the Toronto Stock Exchange and New York Stock Exchange, under the ticker “TFPM”.

Contact Information

Investor Relations:

David Lee

Vice President, Investor Relations

Tel: +1 (416) 304-9770

Email: ir@tripleflagpm.com

Media:

Gordon Poole, Camarco

Tel: +44 (0) 7730 567 938

Email: tripleflag@camarco.co.uk

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